

TANNER

BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

CRITICAL KNOWLEDGE



PROACTIVE INSIGHT



VIDANGEL, INC.

**Consolidated Financial Statements
As of December 31, 2019 and 2018
and For the Years Then Ended**

Together with Independent Auditors' Report



Tanner LLC
Key Bank Tower at City Creek
36 South State Street, Suite 600
Salt Lake City, Utah 84111-1400
Telephone 801.532.7444
www.tannerco.com

TANNER
BUSINESS ADVISORS AND
CERTIFIED PUBLIC ACCOUNTANTS

Member of
Allinial
GLOBAL

INDEPENDENT AUDITORS' REPORT

**To the Board of Directors and Management of
VidAngel, Inc.**

We have audited the accompanying consolidated financial statements of VidAngel, Inc. and subsidiaries (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses and negative cash flows from operating activities for the years ended December 31, 2019 and 2018, expects to incur further losses, has filed for Chapter 11 bankruptcy, and has an accumulated deficit. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Tanner LLC

May 5, 2020



VIDANGEL, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

As of December 31,

	2019	2018
Assets		
Current assets:		
Cash and cash equivalents	$ 1,584,455	$ 1,539,731
Restricted cash	-	954,381
Holdback receivable	445,000	-
Accounts receivable	633,581	266,436
Physical media inventory	106,789	-
Notes receivable, current	-	349,866
Prepaid expenses and other	20,157	133,907
Total current assets	2,789,982	3,244,321
Movie asset	970,372	1,206,687
Deposits	47,915	47,915
Property and equipment, net	36,063	85,590
Certificate of deposit	76,172	75,000
Notes receivable, net of current portion	107,488	-
Total assets	$ 4,027,992	$ 4,659,513
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 1,033,862	$ 397,705
Accrued expenses	781,035	650,787
Deferred revenue	4,081,222	3,920,646
Total current liabilities	5,896,119	4,969,138
Commitments and contingencies		
Stockholders' deficit:		
Common stock, $0.001 par value, 25,000,000 shares authorized; 21,560,166 shares issued and outstanding	21,560	21,560
Additional paid-in capital	13,466,838	13,414,186
Accumulated deficit	(15,356,525)	(13,745,371)
Total stockholders' deficit	(1,868,127)	(309,625)
Total liabilities and stockholders' deficit	$ 4,027,992	$ 4,659,513



For the Years Ended December 31,

	2019	2018
Revenues, net	$ 10,754,844	$ 7,547,299
Operating expenses:		
Cost of revenues	4,143,717	2,382,418
Legal	2,373,203	915,717
General and administrative	2,149,802	1,663,392
Selling and marketing	1,934,729	1,318,155
Research and development	1,775,665	1,567,015
Total operating expenses	12,377,116	7,846,697
Operating loss	(1,622,272)	(299,398)
Other income (expense):		
Interest expense	(112)	(35)
Interest income	11,330	13,179
Total other income, net	11,218	13,144
Loss before income taxes	(1,611,054)	(286,254)
Provision for income taxes	100	100
Net loss	$ (1,611,154)	$ (286,354)

VIDANGEL, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Deficit

For the Years Ended December 31, 2019 and 2018

	Common Stock			Additional		Total
	Class A Shares	Class B Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
Balance as of December 31, 2017	18,063,856	3,313,355	$ 21,377	$ 13,231,869	$ (13,459,017)	$ (205,771)
Stock options exercised	182,975	-	183	83,179	-	83,362
Stock-based compensation expense	-	-	-	99,138	-	99,138
Net loss	-	-	-	-	(286,354)	(286,354)
Balance as of December 31, 2018	18,246,831	3,313,355	21,560	13,414,186	(13,745,371)	(309,625)
Stock-based compensation expense	-	-	-	52,652	-	52,652
Net loss	-	-	-	-	(1,611,154)	(1,611,154)
Balance as of December 31, 2019	18,246,831	3,313,355	$ 21,560	$ 13,466,838	$ (15,356,525)	$ (1,868,127)



VIDANGEL, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

For the Years Ended December 31,

	2019	2018
Cash flows from operating activities:		
Net loss	$ (1,611,154)	$ (286,354)
Adjustments to reconcile net loss to net cash, restricted cash, and cash equivalents used in operating activities:		
Depreciation and amortization	64,947	93,083
Stock-based compensation expense	52,652	99,138
Change in operating assets and liabilities:		
Accounts receivable	(367,145)	(258,429)
Holdback receivable	(445,000)	-
Physical media inventory	(106,789)	-
Prepaid expenses and other assets	113,750	(8,325)
Movie asset	236,315	237,133
Deposits	-	156,356
Note receivable	242,378	(223,141)
Certificate of deposits	(1,172)	-
Accounts payable and accrued expenses	766,405	125,926
Deferred revenue	160,576	(371,277)
Net cash, restricted cash, and cash equivalents used in operating activities	(894,237)	(435,890)
Cash flows from investing activities:		
Purchases of property and equipment	(15,420)	(50,139)
Purchase of certificate of deposit	-	(75,000)
Net cash, restricted cash, and cash equivalents used in investing activities	(15,420)	(125,139)
Cash flows from financing activities:		
Exercise of stock options	-	83,362
Net change in cash, restricted cash and cash equivalents	(909,657)	(477,667)
Cash, restricted cash, and cash equivalents at beginning of year	2,494,112	2,971,779
Cash, restricted cash, and cash equivalents at end of year	$ 1,584,455	$ 2,494,112

Supplemental disclosure of cash flow information:

	2019	2018
Cash paid for interest	$ 112	$ 35
Cash paid for income taxes	100	100


1. Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

The Company comprises VidAngel, Inc. and its wholly owned subsidiaries VAS Portal, LLC (a Utah limited liability company organized on August 3, 2018), and VAS Brokerage, LLC, (a Delaware limited liability company organized on July 11, 2018). VidAngel, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 4.

The Company filed for Chapter 11 bankruptcy on October 18, 2017 and operated its business as a debtor in possession under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the court until August 28, 2019. On that date, the United States Trustee appointed George B, Hofmann to serve as a chapter 11 trustee, and an order was subsequently entered by the court approving it. Henceforth, the chapter 11 trustee will oversee the business under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the court; see Note 2.

Principles of Consolidation

The consolidated financial statements include the accounts of VidAngel, Inc. and its wholly owned subsidiaries, VAS Portal, LLC, and VAS Brokerage, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, estimated useful lives of the movie asset based on the estimated economic useful life to the estimated salvage value, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk

The Company maintains its cash, restricted cash, and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits. At December 31, 2019 and 2018, the Company had approximately $1,304,000 and $2,341,000 of cash, restricted cash, and cash that exceeded federally insured limits.



1. Description of Organization and Summary of Significant Accounting Policies
Continued

Concentrations of Credit Risk – continued
To date, the Company has not experienced a loss or lack of access to its invested cash, restricted cash, and cash equivalents; however, no assurance can be provided that access to the Company's invested cash, restricted cash, and cash equivalents will not be impacted by adverse conditions in the financial markets.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company's total cost of revenues. Concentrations of vendors were as follows for the year ended December 31:

	2019	2018
Vendor A	13%	21%

Individual customer revenues that were 10% or more of total revenues were as follows for the years ended December 31:

	2019	2018
Customer A	12%	24%

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2019, and 2018, these cash equivalents consisted of money market accounts.

Restricted Cash
Restricted cash includes cash that is restricted to a specific purpose. The Company has cash designated as a retainer for legal services. The following table provides a reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

	2019	2018
Cash and cash equivalents	$ 1,584,455	$ 1,539,731
Restricted cash	-	954,381
Total cash, restricted cash, and cash equivalents shown in the statements of cash flows	$ 1,584,455	$ 2,494,112



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies
Continued

Holdback Receivable

During 2019, one of the Company's credit card processing vendors required a holdback reserve to be established, and is used to offset any chargebacks. The balance of the holdback reserve as of December 31, 2019 is $445,000. If and when the holdback reserve is released, the amount will be returned to the Company.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company's accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer's financial position, age of the customer's receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable was $0 as of December 31, 2019 and 2018.

Physical Media Inventory

Physical media inventory consists of discs, purchased for resale, for The Chosen tv series. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolesce, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of December 31, 2019.

Movie Asset

Movie asset includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value. Movie asset is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie asset is depreciated over the estimated economic useful life to the estimated salvage value. Depreciation of $239,890 and $247,045 for the years ended December 31, 2019 and 2018, respectively, is included in cost of revenues in the statements of operations. The Company periodically reviews the movie asset for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for movie asset was necessary as of December 31, 2019 and 2018.



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. **Description of Organization and Summary of Significant Accounting Policies**
Continued

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Furniture and fixtures	3 years
Leasehold improvements	1 year

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's long-lived assets to be impaired as of December 31, 2019 and 2018.

Recently Adopted Accounting Pronouncement
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). Topic 606 supersedes the revenue recognition requirements in Accounting standards Codification (ASC) Topic 605, *Revenue Recognition* (Topic 605), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, *Other Assets and Deferred Costs – Contracts with Customers*, which requires the deferral of incremental costs of obtaining a contract with a customer. The Company adopted the requirements of Topic 606 effective January 1, 2019, utilizing the modified retrospective method of transition. Adoption of Topic 606 did not result in adjustments to revenue, deferred revenue, receivables, or deferred costs.



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies
Continued

Recently Adopted Accounting Pronouncement – *continued*
In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows (Topic 230) Restricted Cash.* ASU 2016-18 changes the cash flow presentation of and disclosures related to restricted cash. The Company adopted the requirements of ASU 2016-18 effective January 1, 2019.

Revenue Recognition
The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation.

Filtering Subscription Revenue
Post-injunction on December 29, 2016, the Company offers subscriptions to use its proprietary content filtering technology in conjunction with many of today's popular streaming services for a monthly fee. Customers subscribe for this service online through the Company's website. The customer is charged the full price at the start of the subscription period, and monthly thereafter, which amount is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to a patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription, and is extinguished at the end of the subscription period in which the customer cancels their subscription. Any incentive allowances provided to customers such as credits and free subscription periods are recorded as reductions of revenue. Filtering subscription revenue is recognized over time, typically in daily increments as the customers pay on a monthly basis.



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. **Description of Organization and Summary of Significant Accounting Policies**
    Continued

Revenue Recognition – continued
Digital and Physical Media Revenue
The Company partnered with The Chosen, LLC, or The Chosen, an independent filmmaker, to distribute The Chosen's licensed original content and related merchandise. Digital delivery represents streaming-based delivery of The Chosen's content via the Company's service. Physical media represents Blu-Ray or DVD discs of The Chosen's content. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Content Licensing
The Company receives content licensing revenue by publishing short versions of its original content (from the Dry Bar Comedy series – see description below) on third-party websites (such as Facebook, YouTube, and Amazon). The Company grants the third-party websites a license to display the Company's original content to the customers of the third-party websites. The third-party websites are interested in increasing traffic on their websites, and the third-party websites pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company's content via the third-party websites. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party websites provide the Company monthly reports of the Company's advertising revenue.

Consulting Revenue
The Company partnered with The Chosen to provide a technology platform and consulting services to assist The Chosen in raising funds using Tier 2 of the updated Regulation A of the Securities Act of 1933, or Reg A+. The Chosen, LLC, successfully raised approximately $10,000,000 pursuant to the Reg A+ offering to produce, it says, the first multi-season television series about the life of Jesus Christ. The Company's fixed consulting fee was earned upon the closing of The Chosen's Reg A+ offering in 2019. Revenue was recognized upon completion of the performance obligation and once control of the service was delivered to the customer, which was over time, and which all occurred in 2019.

Ticket Revenue and Concession Revenue
The Company created Dry Bar Comedy, an ongoing stand-up comedy series that the Company films. The Company sells ticket to the live stand-up comedy events. Revenue is recognized at the conclusion of the event, at a point in time.

The Company also sells concessions at these events, and revenue from concessions is recognized when the concessions are purchased, at a point in time.



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. Description of Organization and Summary of Significant Accounting Policies
Continued

Revenue Recognition – *continued*
Rental Revenue
Rental revenues are amounts received from customers in order to access specific content for a limited amount of time, typically 24 hours. This essentially represents 24-hour use of the Company's subscription service to access one specific item of content. Revenue is recognized upon the completion of the 24-hour period, at a point in time.

Tip Revenue
The Company receives tips from customers who wished to show appreciation to the Company and the content providers from the content they created. Most of the tips are received from customers who subscribe to the Company's subscription service, and who viewed a Dry Bar Comedy show via the subscription filtering service and enjoyed the comedian's performance. The Company recognizes revenue from tips on a gross basis. Content providers receive a portion of all revenues attributed to their content which is included in cost of revenues. Revenue is recognized in the period the tips were received, at a point in time.

Venue Revenue
The Company occasionally has third parties interested in using the building in which Dry Bar Comedy is filmed and produced. The Company charges a fee for use of the space. Revenue is recognized on the date the venue was used, at a point in time.

The following table presents the Company's revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2019	2018
Over time revenue	$ 6,219,093	$ 5,351,171
Point in time revenue	4,535,751	2,196,128
Total revenues, net	$ 10,754,844	$ 7,547,299

Stock-Based Compensation
Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 5). The related expense is recorded in the statements of operations over the period of service.



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

1. **Description of Organization and Summary of Significant Accounting Policies** *Continued*

   Advertising

   Advertising costs are expensed as incurred. Advertising expenses totaled $453,669 and $486,932 for the years ended December 31, 2019 and 2018, respectively.

   Income Taxes

   Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

   The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

   Reclassification

   Certain amounts in the 2018 consolidated financial statements have been reclassified to conform to the 2019 presentation.

   Subsequent Events

   Management has evaluated events and transactions for potential recognition or disclosure through May 5, 2020, which is the date the consolidated financial statements were available to be issued.

2. **Going Concern**

   The Company's consolidated financial statements are prepared in accordance with US GAAP which assumes the Company is a going concern and contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company incurred net losses of $1,611,154 and $286,354 for the years ended December 31, 2019 and 2018, respectively. The Company used net cash of $894,237 and $435,890 in operating activities for the years ended December 31, 2019 and 2018, respectively. The net losses and use of cash in operating activities resulted from, among other things, significant marketing expenditures related to the acquisition of new customers, and significant legal expenses. On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 4. The Company also filed for Chapter 11 bankruptcy on October 18, 2017.



2. **Going Concern**
Continued

These matters, among others, raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

In addition, the Company is currently exploring other alternatives, including additional equity financing, increasing the number of paying subscribers, or reducing operating expenses. At this time, the Company has no commitments to obtain any additional funds, and there can be no assurance that such funds will be available on acceptable terms or at all. If the Company is unable to obtain additional funding or reduce the existing cash outflows below that of existing cash inflows, the Company's consolidated financial condition and results of operations may be materially adversely affected, and the Company may not be able to continue operations.

3. **Property and Equipment**

Property and equipment consisted of the following as of December 31:

	2019	2018
Computer equipment	$ 124,280	$ 113,394
Production equipment	111,398	110,326
Leasehold improvements	109,692	106,230
Furniture and fixtures	93,678	93,678
	439,048	423,628
Less accumulated depreciation and amortization	(402,985)	(338,038)
	$ 36,063	$ 85,590

Depreciation and amortization expense on property and equipment for the years ended December 31, 2019 and 2018 was $64,947 and $93,083, respectively.

4. **Commitments and Contingencies**

Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties. Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company's consolidated financial position, results of operations, or liquidity.



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

4. Commitments and Contingencies
Continued

Litigation – continued

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company's financial position, results of operations and liquidity. As of May 5, 2020, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is probable, but not estimable, and has not accrued any estimated losses related to these matters. In the matter of Disney Enterprises, Inc. and several other content owners (collectively, the Plaintiffs), on March 6, 2019, the United States District Court for the Central District of California (California Court) granted the Plaintiffs' motion for partial summary judgement as to liability. The order found that the Company is liable for infringing the copyrights, and violating the Digital Millennium Copyright Act (DMCA), with respect to certain motion pictures of the Plaintiffs'. Damages related to the respective copyright infringements, and DMCA violations, were decided by a jury trial in June 2019. The jury found that the Company willfully infringed the Plaintiffs' copyrights and awarded statutory damages of $75,000 for each of the 819 infringed works, for a total of $61,425,000. The jury also rejected the Company's argument that its violations of the DMCA were innocent and awarded the Plaintiffs' statutory damages of $1,250 for each of the 819 infringed works, for a total of $1,023,750. The total award for both counts is $62,448,750. On October 4, 2019, a notice of



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

4. Commitments and Contingencies
Continued

appeal was filed by the Company. The Company believes the range of potential damages is now between $0 and $62,448,750, as the Company is in the appeals process. As no amount within the probable range of loss is a better estimate than any other amount, and the minimum amount of the range is $0, no amount has been accrued as of December 31, 2019.

Expectations may change in the future as the litigation and events related thereto unfold. During 2019 and 2018 the Company incurred $2,373,203 and $915,717, respectively, in legal and litigation costs, which are included in legal expenses in the accompanying statements of operations.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters.

Operating Leases
The Company has a non-cancelable office lease that matures on December 31, 2021, and the annual lease amount is $180,000. As of December 31, 2019, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

Year Ending December 31:	Amount
2020	$ 180,000
2021	180,000
	$ 360,000

Rental expense under operating leases was $189,600 and $186,683 for the years ended December 31, 2019 and 2018, respectively.

5. Stock Options

The Company's 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 2,534,544 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2019 and 2018. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 4 years with 1/48th vesting on each monthly anniversary of the vesting reference date over the four-year period, thereafter, and have a contractual life of ten (10) years.

Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. There are 1,135,038 and 881,243 shares available for grant under the Plan as of December 31, 2019 and 2018, respectively.



5. Stock Options
Continued

Stock-based compensation expense for the years ended December 31, 2019 and 2018 was $52,652 and $99,138, respectively. As of December 31, 2019 and 2018, the Company had $48,980 and $97,661 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 1.7 years. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2019 and 2018:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of January 1, 2018	1,245,112	$ 0.49
Granted	453,114	0.32
Exercised	(182,975)	0.46
Forfeited	(104,873)	0.41
Outstanding as of December 31, 2018	1,410,378	0.45
Granted	52,100	0.32
Exercised	-	-
Forfeited	(305,895)	0.46
Outstanding as of December 31, 2019	1,156,583	0.44

The following summarizes information about stock options outstanding as of December 31, 2019:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
99,311	4.38	$ 0.18	99,311	$ 0.18
10,000	4.85	0.30	10,000	0.30
569,272	8.36	0.32	338,209	0.32
275,500	5.39	0.50	275,500	0.50
202,500	6.36	0.82	184,707	0.82
1,156,583	6.93	$ 0.44	907,727	$ 0.44



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

5. Stock Options
Continued

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2019	2018
Risk-free interest rate	1.85 – 1.88%	2.73 – 3.05%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2019 and 2018, the aggregate intrinsic value of options outstanding was $14,104. As of December 31, 2019 and 2018, the aggregate intrinsic value of options exercisable was $14,104.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

6. Common Stock

The Company has authorized capital stock consisting of 25,000,000 shares of common stock, par value $0.001 per share, or common stock, of which 21,250,000 shares have been designated as Class A voting common stock (Class A Common Stock), and 3,750,000 have been designated as Class B Common Stock (collectively, Common Stock).

Voting Rights
Each outstanding share of Class A Common Stock shall be entitled to one (1) vote on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall not be entitled to a vote on any matter to be voted on by the stockholders of the Company, unless specifically required by the Delaware General Corporation Law.

Liquidation Rights
The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

6. Common Stock *Continued*	***Dividends***
	Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available therefore.
	Identical Rights
	Holders of the Class B Common Stock shall rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.
7. Related Party Transactions	The Company has a marketing services contract with an entity owned by one of the Company's officers and stockholders. During 2019 and 2018, the Company incurred expenses of $0 and $546,320, respectively, to the related party for marketing services. As of December 31, 2019 and 2018, the Company had outstanding accounts payable to an entity owned by one of the Company's officers and stockholders of approximately $24,000 and $68,000, respectively. As of December 31, 2019 and 2018, the Company had a note receivable to an entity owned by one of the Company's officers and stockholders of approximately $100,000 and $100,000, respectively. On January 2, 2019, the Company sold its wholly-owned subsidiary VAS Portal, LLC to a related party for $1. Almost no activity occurred in VAS Portal, LLC from the date of its organization through January 2, 2019.
8. Income Taxes	The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows:

	2019	2018
Federal income tax at statutory rates	$ (338,342)	$ (60,113)
State income tax at statutory rates	(61,675)	(7,652)
Change in valuation allowance	384,094	48,855
Change in statutory rates	–	–
Other	16,023	19,010
	$ 100	$ 100

Significant components of the Company's net deferred income tax assets (liabilities) are as follows as of December 31:

	2019	2018
Net operating loss carryforwards	$ 2,462,334	$ 2,255,076
Depreciation and amortization	42,496	44,294
Accrual to cash adjustments	1,264,313	1,088,144
Stock-based compensation	15,435	12,970
Valuation allowance	(3,784,578)	(3,400,484)
	$ –	$ –



VIDANGEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Continued
December 31, 2019 and 2018

8. Income Taxes
Continued

As of December 31, 2019, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $9,885,000 which will begin to expire in 2036. The portion of the NOL carryforward relating to periods prior to January 1, 2018 for federal income tax purposes totaled approximately $8,239,000 and will expire during the years 2036 and 2037. The portion of the NOL carryforward relating to periods subsequent to January 1, 2018 for federal income tax purposes total approximately $1,645,000 and can be carried forward indefinitely.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.